SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) No. 01.545.826/0001-07 Corporate Registry (NIRE) No. 35.300.147.952

Publicly-held Company

MATERIAL FACT

GAFISA S.A. (B3: GFSA3; OTC:GFASY) (“Gafisa” or “Company”) in accordance with CVM Instruction 358/02, as amended, informs to its shareholders and the Market that, at a Company’s Board of Directors meeting held on this date, the increase of the Company’s capital through the issuance of new common shares was approved on the limited of the company’s authorized capital of seventy one million, thirty one thousand, eighty hundred and seventy six (71,031,876) common shares.

It’s also informed that said capital increase will be realized through private subscription through the issuance of new common within the limit of the company’s authorized capital.

The value of the issuance of the new common shares will be defined upon the pricing criteria validation by an accredited institution or specialized company, whose value will include the share price and its correspondent subscription bonus.

The amendment of article 5 of the Company’s Bylaws, to register the new corporate capital and the quantity of shares representing the Company’s corporate capital, after the capital increase, will be resolved at an Extraordinary General Meeting to be convened in a timely manner.

This Material Fact is for information purposes only and must under no circumstances be construe as, nor constitute, an investment recommendation or an offer to sell, a solicitation or an offer to purchase any securities issued by Gafisa and/or any other company in Gafisa’s economic group.

São Paulo, April 9th, 2019.

GAFISA S.A.

Roberto Luz Portella

Chief Executive, Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 10, 2019

Gafisa S.A.

By:	/s/ Roberto Portella
Name: Roberto Portella Title: Chief Executive Officer